COMMENTS RECEIVED ON 12/01/2020

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor Value Leaders Fund

POST-EFFECTIVE AMENDMENT NO. 147

1)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit the completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse Class A, Class M, Class C, and Class I of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of their respective average net assets, exceed 1.25%, 1.50%, 2.00%, and 1.00% (the Expense Caps). If at any time during the current fiscal year expenses for Class A, Class M, Class C, and Class I of the fund fall below the Expense Caps, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Caps. These arrangements will remain in effect through [February 28, 2021]. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees and may extend them in its discretion after that date.]”

C:

The Staff requests we file the agreement as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement,

which could be discontinued by FMR at any time).

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

If investing in emerging markets securities is a principal investment strategy of the fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

4)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[High Portfolio Turnover. High portfolio turnover (more than 100%) may result in increased transaction costs and potentially higher capital gains or losses. The effects of higher than normal portfolio turnover may adversely affect the fund's performance.]”

C:

The Staff requests we disclose the in the “Principal Investment Strategies” section that, as a result of the fund’s investment strategy, the fund has high portfolio turnover.

R:

The fund does not believe that high portfolio turnover resulting from its trading activity is a principal investment strategy of the fund. Rather, high portfolio turnover is a byproduct of the fund implementing its investment strategies. As a result, the fund declines to implement this requested change.

5)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the fund’s disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect the fund and its investments. If the fund believes that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure is included in the fund’s “Fund Basics ‐ Principal Investment Risks”:

“Many factors affect the fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in the fund.”

In addition, the following disclosure is included in the fund’s SAI:

“Disruption to Financial Markets and Related Government Intervention. Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. Federal, state, local, foreign, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it remains uncertain that the U.S. Government or foreign governments will intervene in response to current or future market disturbances and the effect of any such future intervention cannot be predicted.”

6)

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.